UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, MA 01752

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedules

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Audited Financial Statements	4

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	10
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Signatures	12
Exhibit Index	13

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Boston Scientific Corporation 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2020, and of delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1996.
Boston, Massachusetts
June 17, 2021

Statements of Net Assets Available for Benefits

	As of December 31,
	2020	2019
Assets
Investments, at fair value	$4,847,577,676	$4,272,535,602
Receivables:
Participant contributions	18,955	15,284
Employer contributions	16,326	19,673
Notes receivable from participants	27,380,820	27,276,604
Total receivables	27,416,101	27,311,561

Net assets available for benefits	$4,874,993,777	$4,299,847,163

See accompanying Notes to the Audited Financial Statements.

Statement of Changes in Net Assets Available for Benefits

Additions	Year ended December 31, 2020
Investment income:
Interest and dividends	$32,992,650
Net appreciation in fair value of investments	498,175,027
531,167,677

Interest income on notes receivable from participants	1,480,143
Assets transferred in	18,020,684
Other income	85,809

Contributions:
Participants	153,927,701
Employer	100,185,646
Participant rollovers	25,789,596
279,902,943

Total additions	830,657,256

Deductions
Benefit payments	253,511,941
Administrative expenses	1,998,701
Total deductions	255,510,642

Net increase	575,146,614

Net assets available for benefits:
Beginning of year	4,299,847,163
End of year	$4,874,993,777

See accompanying Notes to the Audited Financial Statements.

Notes to the Audited Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company) 401(k) Retirement Savings Plan, as amended (the Plan), provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the Employee Benefits Committee (the Committee). Capitalized terms used in this description not otherwise defined herein shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed an Hour of Service and have attained 18 years of age. If, as a result of temporary or short-term employment at the Company, an employee satisfies the minimum service requirement for the Plan, the employee will be considered an Eligible Employee for purposes of the Plan. A Participant is an Employee who satisfies the eligibility requirements of the Plan and contributes to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan year is defined as the calendar year.

The Plan is administered by the Committee, whose members are appointed by the Chief Executive Officer of the Company. Vanguard Fiduciary Trust Company (Vanguard) is a fiduciary and trustee of the Plan and also serves as the recordkeeper of each Plan Participants' account. In May 2015, the Committee appointed Newport Trust (formerly known as Evercore Trust Company, N.A.) as an independent fiduciary and investment manager for the Boston Scientific Corporation Company Stock Fund.

Contributions
The Plan satisfies the requirements of a safe harbor plan, in accordance with Internal Revenue Code (IRC) Section 401(k)(12)(B). An Eligible Employee may contribute between 1% and 50% of their Eligible Compensation to the Plan as Elective Deferrals, up to established federal limits indexed annually. Elective Deferrals include pre-tax contributions and Roth (after-tax) contributions. If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. Participants are not permitted to make contributions on a traditional after-tax basis. Participants age 50 or older by December 31, 2020 are also eligible to contribute additional catch-up contributions, up to established federal limits.

The Plan provides for Automatic Enrollments, whereby an Eligible Employee who completes an Hour of Service with the Company and who would otherwise have been eligible to make Elective Deferrals but did not, is enrolled in the Plan 30 days after the employee satisfies the Plan's eligibility requirements. This feature automatically enrolls each Eligible Employee into the Plan at a default rate of 2% of their Eligible Compensation on a pre-tax basis for the first Plan year. Contributions are allocated to the Qualified Default Investment Alternative (QDIA) fund. Following the first Plan year, the rate of contribution of an Eligible Employee's Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth Plan year in which the Automatic Compensation Reduction Authorization is in effect. Participants receive advance notice of their right to elect out of both of these automatic Plan features and are permitted to stop or change either feature at any time.

Vanguard Target Retirement Trusts Plus represent the QDIA fund for the Plan. In the event contributions are made on behalf of a Participant for whom there are no fund allocations elected, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Fund that is closest to the year in which the Participant reaches age 65.

The Company matches Elective Deferrals at a rate of 200% for the first 2% of the Participant's Eligible Compensation during the Plan year and 50% of the Elective Deferrals thereafter up to a maximum of 6% of the Participant's Eligible Compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In addition, the Company's Board of Directors may approve additional discretionary contributions to the Plan. No discretionary contributions were made during 2020.

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Plan does not limit the amount a Participant can invest in the Company Stock Fund.
Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which instructions have not been given by a Participant in the same proportion as the shares of Company stock for which the trustee has received timely Participant directions.

In addition, the trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Participant Accounts and Vesting
A Participant can allocate their account among various investment funds. Each Participant's account is credited with the Participant's contribution, the Company's contribution, and an allocation of the earnings and losses for the Participant's particular investment funds. Under current Plan rules, each Participant is fully vested immediately in their contributions and Company contributions.

Notes Receivable from Participants
Subject to certain limitations, a Participant may borrow from their account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years in most instances, or up to 10 years if the loan is for the purchase of a primary residence. However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the Participant's account and bear an interest rate of Prime plus 1%. The interest rate is updated monthly and is applied as of the first day of the month in which the loan is confirmed. Principal and interest are repaid ratably through automatic payroll deductions. In accordance with the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), loan repayments were allowed to be suspended for the remainder of 2020 at the Participant's request.

Payment of Benefits
Employees and beneficiaries are eligible to receive distributions in the form of installments, partial payments or lump-sum. The Company stock fund may be distributed in-kind, if requested by the Participant. Upon termination, Participant account balances in excess of $5,000 (less any rollover amounts) may continue to be invested in the Plan until the Participant attains the age of 70½. Effective January 1, 2020, this age requirement was increased to age 72, and the CARES Act waived the requirement to take minimum distributions during 2020. While employed by the Company, a Participant may withdraw all or a portion of their Elective Contributions to the extent necessary to meet a financial hardship, as provided for in the Plan, not to exceed one financial hardship withdrawal per year. Effective January 1, 2019, a Participant is no longer required to have a 401(k) loan prior to requesting a financial hardship withdrawal. Also, taking a Financial Hardship withdrawal no longer requires the automatic suspension of the Participant's Elective Contributions for six months. Financial hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS). Qualified Disaster Relief Withdrawals permit special hardship distributions only (but not loans) for previously approved and any future disaster reliefs granted by the IRS.

Participants may make withdrawals for any reason after attaining age 59½. Disabled Participants, as defined in the Company's group long-term disability contract, are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from a Participant's after-tax account for any reason. In connection with the CARES Act, during 2020 Participants were permitted to withdraw up to $100,000 from their account without being assessed the 10% penalty charged on early withdrawals through the date ending 12/31/20.

Forfeitures
Unallocated and forfeited non-vested accounts totaled $144,796 as of December 31, 2020 and $9,353 as of December 31, 2019. These amounts are used to: (a) restore any amount previously forfeited as required by applicable regulations, (b) pay reasonable expenses of administering the Plan and (c) reduce future employer matching contributions. In 2020, employer contributions were reduced by forfeited non-vested accounts in the amount of $18,967.

Administrative Expenses
Certain of the Plan's administrative expenses, including recordkeeping and trustee fees, are paid by Plan Participants through a quarterly fee of $8.50 charged to each Participant's account. Expenses relating to purchases, sales, or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. The quarterly fees charged to Participants are used to offset plan expenses. Any unused fees are maintained in an unallocated asset account, which totaled $156,387 as of December 31, 2020 and $143,737 as of December 31, 2019. During 2020, $78,207 of such unallocated funds were used to offset administrative expenses.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan, the Participants will become fully vested in any non-vested portion of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. GAAP. All amounts are reported in whole dollars.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes and supplemental schedules, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a Participant ceases to make loan repayments and the Plan Administrator deems the loan to be a distribution, the loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market Participants at the measurement date (an exit price). See Note 3, Fair Value Measurements, for additional information. The Committee is responsible for determining the Plan's investment strategy and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Net appreciation includes the Plan's gains and losses on investments bought, sold and held during the year. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 - FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification Topic 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The category of financial asset and financial liability within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted market prices for identical assets or liabilities.

Level 2 - Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable inputs, based on management's best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's valuation methodology used to measure the fair value of common stock and mutual funds was derived from quoted market prices, as substantially all of these instruments have active markets. The investments in the common collective trusts are stated at fair value, based on the year-end market value of each unit held, using NAV, which is derived from the market value of the underlying net assets.

The Plan's investments measured at fair value consist of the following:

As of December 31, 2020
Level 1
Mutual funds	$842,342,011
Common collective trusts	3,696,138,826
Common stock	309,096,839
Total investments at fair value	$4,847,577,676

As of December 31, 2019
Level 1
Mutual funds	$725,406,127
Common collective trusts	3,134,223,384
Common stock	412,856,007
Other	50,084
Total investments at fair value	$4,272,535,602

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard. As described in Note 1, Description of the Plan, Vanguard is a fiduciary and trustee of the Plan and also serves as the recordkeeper to maintain the individual accounts of each Participant. The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. Fees for legal, accounting, and other services rendered during the year by parties-in-interest were paid by the Company.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan and its Participants invest in various investment securities. Investment securities are exposed to various risks, such as overall market volatility, interest rate, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated April 27, 2017, stating that the Plan, as amended and restated, is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the Statements of Net Assets Available for Benefits to the net assets available for benefits on the Form 5500 as of December 31:

	2020	2019
Net assets available for benefits	$4,874,993,777	$4,299,847,163
Deemed distributions	(384,735)	(404,507)
Net assets available for benefits per Form 5500	$4,874,609,042	$4,299,442,656

The following is a reconciliation of the changes in net assets available for benefits per the Statement of Changes in Net Assets Available for Benefits to the net income on the Form 5500 as of December 31, 2020:

Net increase	$575,146,614
Deemed distributions	19,772
Net income (including transfers) per the Form 5500	$575,166,386

NOTE 8 - DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2020 and 2019, the Company was untimely in remitting certain Participant contributions and loan repayments. Late remittances of Participant contributions and loan repayments constitute a prohibited transaction under ERISA Section 406, regardless of materiality. Delinquent Participant contributions and loan repayments totaled approximately $3,187,000 and $113,000 in 2020 and 2019, respectively. Lost earnings and corresponding excise tax related to 2019 were fully corrected in 2020. The Company transmitted the delinquent participant contributions and reimbursed the Plan for lost earnings in the amount of $5,027 by July 24, 2020. Related excise taxes were paid by the Company. Lost earnings related to 2020 transactions will be remitted to the Plan and the related excise tax will be paid in 2021.

SUPPLEMENTAL SCHEDULES

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2020

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP(3)	Contributions Pending Correction in VFCP(3)	Total Fully Corrected Under VFCP(3) and PTE(4) 2002-51
2019	✓				113,000(1)
2020	✓			3,187,000(2)

(1) Represents delinquent Participant contributions and loan repayments from various 2019 off-cycle supplemental pay periods. The Company transmitted lost earnings to the Plan and filed the required Form 5330 in 2020.
(2) Represents delinquent Participant contributions and loan repayments from various 2020 off-cycle supplemental pay periods. The Company intends to transmit lost earnings to the Plan and file the required Form 5330 in 2021.
(3) Voluntary Fiduciary Correction Program
(4) Prohibited Transaction Exemption

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of Issue	Description	Shares or Units	Current Value
*Vanguard Group
Vanguard Total Int'l Stock Index Fund: Inst'l Plus Shr	Mutual Fund	1,468,260	$190,609,451
Vanguard Inst'l 500 Index Trust	Common Collective Trust	7,340,653	1,047,584,650
Vanguard Inst'l Extended Market Index Trust	Common Collective Trust	2,023,192	299,877,457
Vanguard Inst'l Total Bond Market Index Trust	Common Collective Trust	2,378,030	279,894,169
Target Retirement 2015 Trust Plus	Common Collective Trust	300,207	17,883,306
Target Retirement 2020 Trust Plus	Common Collective Trust	1,257,030	82,172,058
Target Retirement 2025 Trust Plus	Common Collective Trust	2,641,543	184,353,314
Target Retirement 2030 Trust Plus	Common Collective Trust	3,105,387	228,587,557
Target Retirement 2035 Trust Plus	Common Collective Trust	2,996,981	232,176,095
Target Retirement 2040 Trust Plus	Common Collective Trust	2,778,806	223,610,481
Target Retirement 2045 Trust Plus	Common Collective Trust	2,746,650	224,566,139
Target Retirement 2050 Trust Plus	Common Collective Trust	2,102,487	172,214,712
Target Retirement 2055 Trust Plus	Common Collective Trust	1,369,123	111,980,553
Target Retirement 2060 Trust Plus	Common Collective Trust	825,132	40,637,756
Target Retirement 2065 Trust Plus	Common Collective Trust	155,805	4,739,579
Target Retirement Income Trust Plus	Common Collective Trust	552,944	28,565,063
T. Rowe Price Inst'l Sm. Cap Stock Fund: Inst'l C1 Shares	Mutual Fund	9,273,525	283,955,323
American Funds EuroPacific Growth Fund; Class R-6 Shares	Mutual Fund	3,912,098	271,108,388
T. Rowe Price US Value Equity Trust; Class B	Common Collective Trust	6,216,076	185,922,833
PRIMECAP Odyssey Growth Fund Shares	Mutual Fund	1,347,200	57,148,235
Metropolitan West Total Return Bond Fund: Class I Shares	Mutual Fund	3,534,939	39,520,614
Stable Value Fund:
*Vanguard Retirement Savings Trust III Units	Common Collective Trust	331,373,104	331,373,104
Key Guaranteed Portfolio	Other	—	—
*Boston Scientific Corporation Common Stock Fund Shares	Common Stock	13,527,214	309,096,839
*Notes receivable from Participants, interest rates 4.25% - 9.25%			27,380,820
			4,874,958,496

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented, because all investments are Participant-directed.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized on June 17, 2021.

BOSTON SCIENTIFIC CORPORATION
401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Gail Beauregard
Name: Gail Beauregard
Title: Vice President, Global Total Rewards and HR Operations
Member, Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm